Date of Filing:   July 25, 2002                                  File No.1-13895


                                  Form U5A

                        NOTIFICATION OF REGISTRATION

               Filed under Section 5(a) of the Public Utility
                        Holding Company Act of 1935

                      Conectiv Energy Holding Company

                             Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)    Exact name of registrant: Conectiv Energy Holding Company

(2)    Address of principal executive offices:  800 King Street,
       Wilmington, DE 19899

(3) Name and address of officers to whom notices and communications should be addressed

            Philip S. Reese                      Peter F. Clark
      Vice President and Treasurer     Vice President, General Counsel and
            800 King Street                         Secretary
          Wilmington, DE 19899                   800 King Street
                                              Wilmington, DE 19899

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships)

..NAME OF COMPANY                              ORGANIZATION              STATE        TYPE OF BUSINESS
 ---------------                              ------------              -----        ----------------
Conectiv Energy Holding Company               Corporation                 DE         Registered Holding Company
  ACE REIT, Inc.                              Corporation                 DE         Registered Holding Company
   Conectiv Atlantic Generation, L.L.C.       Limited Liability Co.       DE         Utility
  Conectiv Delmarva Generation, Inc.          Corporation                 DE         Utility
  Conectiv Energy Supply, Inc.                Corporation                 DE         Energy-Related Company
   Conectiv Operating Services Company        Corporation                 DE         Energy-Related Company
  Conectiv Mid-Merit, Inc.                    Corporation                 DE         Utility
   Energy Systems North East, LLC             Limited Liability Co.       DE         Exempt Wholesale Generator
  Conectiv Bethlehem, Inc.                    Corporation                 DE         Exempt Wholesale Generator
  Conectiv Pennsylvania Generation, Inc.      Corporation                 DE         Utility

                                 SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Wilmington and State of Delaware on the 25th day of July, 2002.

                                           Conectiv Energy Holding Company


                                           By:  /s/ Philip S. Reese
                                           -----------------------------------
                                           Philip S. Reese
                                           Vice President and Treasurer


(Seal)


Attest:
/s/  Diana DeAngelis
- ----------------------------------
      Assistant Secretary

                                VERIFICATION

State of Delaware
County of New Castle

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated July 25, 2002 for and on behalf of Conectiv Energy Holding Company; that he is the Vice President and Treasurer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                          /s/ Philip S. Reese
                                          ------------------------------------
                                               Philip S. Reese

(OFFICIAL SEAL)


Subscribed and sworn to before me,
a notary public
this 25th day of July, 2002

/s/ Linda Bakker
----------------
My commission expires May 17, 2006